SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            Minnesota Brewing Company
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                         (Title of Class of Securities)


                                   604005 10 8
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



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CUSIP NO.    604005 10 8               13G           PAGE 2 OF
          -----------------------                         --
                                                      6 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dennis P. Barrett

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION
            American

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                                  5    SOLE VOTING POWER
                 NUMBER OF
                                                                      9,600
                  SHARES          ---------------------------------------------
                                  6    SHARED VOTING POWER
               BENEFICIALLY
                                                                    183,559
                 OWNED BY         ---------------------------------------------
                                  7    SOLE DISPOSITIVE POWER
                   EACH
                                                                      9,600
                 REPORTING        ---------------------------------------------
                                  8    SHARED DISPOSITIVE POWER
                  PERSON
                                                                    183,559
                   WITH
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          193,159

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                           5.7%
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12      TYPE OF REPORTING PERSON*

                                                            IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!


Item 1.

         (a)      Name of Issuer

                  Minnesota Brewing Company, a Minnesota corporation

         (b)      Address of Issuer's Principal Executive Offices

                  882 West Seventh Street, St. Paul, MN 55102
Item 2.

         (a)      Name of Person Filing. This statement is being filed by Dennis
                  P. Barrett, an individual.

         (b) Address of Principal Business Office or, if none, Residence. The principal address of Mr. Barrett is 882 West Seventh Street, St. Paul, MN 55102.

         (c)      Citizenship.  Mr. Barrett is an American citizen.

         (d) Title of Class of Securities. Common Stock, $0.01 par value per share.

         (e)      CUSIP Number. 604005 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [ ]      Broker or Dealer registered under Section 15 of the
                           Act

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act

         (e)      [ ]      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940

         (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g)      [ ]      Parent Holding Company, in accordance with
                           ss.240.13d-1(b)(ii)(G) (Note:  See Item 7)

         (h)      [ ]      Group, in accordance with ss.240.13d-1(b)(ii)(H)

                  Not Applicable.

Item 4.  Ownership

                  As of December 31, 1996, the ownership of Mr. Barrett was as follows:

         (a)      Amount Beneficially Owned - 193,159

         (b)      Percent of Class - 5.7%

         (c) Of the shares owned by Mr. Barrett, Mr. Barrett has the power to vote or dispose of the shares as follows:

                  (i)       Sole power to vote or direct the vote - 9,600
                  (ii)      Shared power to vote or direct the
                              vote - 183,559
                  (iii)     Sole power to dispose or direct the
                              disposition of - 9,600
                  (iv)      Shared power to dispose or direct the
                              disposition of  - 183,559

         Of the shares beneficially owned by Mr. Barrett, 9,000 shares are deemed owned present to currently exerciable options. In addition, Mr. Barrett's proportionate interest as a limited partner in the Minnesota Brewing Limited Partnership represents 44,780 shares and he serves as a Trustee for the Minnesota Brewing Company Employee Stock Purchase Plan which owned 138,779 as of December 31, 1996. Mr. Barrett disclaims any beneficaial ownership of the ESOP other than shares allocated to his account.

Item 5.  Ownership of Five Percent or less of a Class

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(iii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certificates

         The following certificates shall be included if the statement is filed pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         Not Applicable.




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 6, 1997                                     ___________________________
                                                     Dennis P. Barrett